U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                                        Washington,  D.C.  20549

                                               FORM  10-SB

                           General  Form  for  Registration  of  Securities
                        of  Small  Business  Issuers  Under  Section  12(b)
                              or  12(g)  of  the  Securities  Act  of  1934

                                          HADRO RESOURCES, INC.

                       ---------------------------------------------------------
                            (Name  of  Small  Business  Issuer  in  its Charter)

                                Nevada                          87-0571853
                               ---------                      --------------
            (State  or  Other  Jurisdiction  of                 (I.R.S. Employer
            Incorporation  or  Organization)                 Identification No.)

                                     145  Tyee  Road  #1526
                          Point  Roberts,  Washington               98281
                               -------------------------------------------
                (Address  of  Principal  Executive  Offices)      (Zip  Code)

                                            (604)  943-7515
                                          ------------------
                                     (Issuer's  Telephone  Number)

           Securities  to  be  registered  under  Section  12(b)  of  the  Act:

         Title  of  Each  Class        Name  of  Each  Exchange  on  Which
         to  be  so  Registered        Each  Class  is  to  be  Registered
         -----------------------       -------------------------------------
            None

           Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                                 Common  Stock,  $.001  par  value
                                   ------------------------------
                                         (Title  of  Class)

                                       TABLE  OF  CONTENTS
PART I

Item 1.  Description of Business
Item 2.  Management's Discussion and Analysis
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and Management
Item 5.  Directors, Executive Officers, Promoters and Control Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationsh

PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants
Item 4.  Recent Sales of Unregistered Sec

Part F/S
Index to Financial Statements

PART III.
Item 1.    Index to Exhibits

SIGNATURES

                                                       PART  I

     The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community, (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities and (3) to comply with prerequisites for listing of the Company's securities on NASDAQ.

ITEM  1.  DESCRIPTION  OF  BUSINESS

General

     Hadro Resources, Inc. (the "Company") was incorporated in the State of Nevada on December 3, 1997 under the name Hadrosaurus Resources, Inc. On January 20, 1998, the Company filed an Amendment to its Articles of Incorporation changing the name of the Company to Hadro Resources, Inc. The Company is engaged in the production of oil and gas.

     The Company expects to generate revenues from operations and obtain additional working capital through future equity and/or financings.

     The Company maintains principal business offices at (1) 145 Tyee Road #1526, Point Roberts, Washington 98281 and (2) 5405 12th Avenue, Suite 204,
Delta, B.C., Canada V4M 2B2. Its statutory office is located at 3230 East Flamingo Road, Suite 156, Las Vegas, Nevada 89121. The Company's fiscal year end is December 31.

Business  of  the  Company

     The Company is a natural resource exploration company engaged in the acquisition, exploration and development of oil and natural gas properties. The Company plans to focus the majority of its exploration for oil and natural gas deposits in the Western Alberta Basin by acquiring and exploring several properties. Currently, the Company only has one property.

Properties

     On August 1, 1998, the Company entered into an Option Agreement to acquire an interest in an oil and gas property in Alberta, Canada from Donn Capital Corp., a privately-held company wholly owned by Frank W. Donis, President of the Company. Under the terms of the Agreement, the Company will acquire a 2% interest in an oil and gas lease covering approximately 12,000 acres and containing five producing and two non-producing wells in the Redwater area of Alberta, Canada. The Company paid a down payment of $1.00 and a payment of $20,000 U.S. is due and payable within one year from the date of the Option Agreement. In the event the Company does not pay the requisite $20,000 on or before August 1, 1999, the Option Agreement will be terminated and the Company will have no interest in the property and will have no additional liability with respect thereto. Either party may rescind the Option Agreement on 90-days' written notice.

Location  and  Background  of  Redwater  Area

     The Redwater Area is located in Alberta, Canada, approximately 25 miles northeast of the City of Edmonton, Alberta, Canada. A report prepared prepared by Sproule Associated Limited, independent Geological and Petroleum Engineering Consultants, dated April 21, 1997, indicated the wells produced from three formations: Ostracod, Ellerslie and Bruderheim. Alberta has been one of the largest source of oil and gas in Canada, as the entire province is rich in oil and gas. There are large tracts of land which have not yet been explored and/or drilled. The property to be acquired by the Company has both step out well possibilities and reworking of existing wells to increase profitability. The producing wells on the property are currently being operated by Renaissance Energy, a publicly-traded Canadian corporation and unrelated third party.

Oil  and  Gas  Exploration  Risks

     Oil and gas exploration involves a high degree of risk and there is no assurance that expenditures to be made by the Company on prospective oil and gas properties will result in any discoveries of oil and gas in commercial quantities. The Company intends to participate in the drilling of both exploratory and development wells. Exploratory wells have a much greater dry hole risk than do wells which are drilled offsetting established production. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of oil and gas pipelines and processing equipment, supply and demand for petroleum and petroleum products, rig availability and government regulation, including regulations relating to prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Financing  Risks

     The Company has limited financial resources and there can be no assurance that additional funding will be available for exploration and development of its projects or to fulfill its obligations under any agreements, as and when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance the Company will be able to obtain adequate financing in the future, as and when needed, or that the terms of such financing, if any, will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of the exploration and development of prospective properties, resulting in a possible loss of such properties. Such failure to obtain financing could also materially affect the Company's ability to continue as a going concern.

Permits  and  Licenses

     The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on prospective properties.

Competition

     The oil and gas industry is highly competitive. The competition includes bidding for oil and natural gas rights and sale of oil and natural gas, in each of which cases price is the main determinant. In searching for oil and gas prospects, the Company will be competing with other companies and individuals, some of which have far greater resources than the Company. In addition, the oil and gas industry also competes with other industries in supplying the energy needs of consumers. The marketability of any oil and natural gas discovered by the Company will be affected by numerous factors beyond its control. These factors include market fluctuations, supply and demand, the proximity and capacity of oil and gas pipelines and processing equipment and government regulations. The staff and consultants of the Company possess a technical expertise in the business of the Company. The Company's expertise is enhanced through the use of sophisticated analytical tools such as computer work stations for effective interpretation, computer mapping systems and an extensive technical library.

The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted, or how the same may affect the Company and/or its business operations.

Environmental  Regulations

     The Company's operations may also be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation currently provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for directors, officers and employees of oil and gas companies. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of the Company's business operations.

Title  Risks

     In the oil and gas industry, it is common practice for operators to refrain from obtaining title opinions to oil and gas properties until commencement of drilling and, accordingly, ownership of the Company's oil and gas properties is subject to doubt until the title is confirmed. The Company intends to follow usual industry practice in obtaining a satisfactory title opinion prior to drilling a property.

Conflicts  of  Interest

     Certain of the Company's directors and officers are also directors, officers and shareholders of other companies engaged in oil and gas explorations and development, and conflicts of interest may arise between their duties as directors and officers of the Company and as directors of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves to the best of their ability in accordance with the obligations imposed upon them by law. In particular, the Company's directors and officers have agreed to the following:

(a) Participation in natural resource prospects offered to the directors and officers will be allocated between the various companies in which they have an interest on the basis of prudent business judgment and the relative financial abilities and needs of the companies; and

(b) any natural resource prospects formulated by or through other companies in which the Company's directors and officers are involved will not be offered to the Company, except on the same or better terms than the basis on which they are offered to third parties.

     Except for the Company's existing Option Agreement with Donn Capital Corp., which is wholly-owned by Frank W. Donis, President of the Company, the Company has no knowledge of any existing or potential conflicts of interest among the Company, distributors, promoters, directors, officers, principal shareholders and/or persons providing professional services to the Company which could reasonably be expected to affect a potential investor's decision to invest in the Company.

Year  2000  Computer  Problems

     The Company is engaged in and heavily dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field, e.g., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Company uses a significant number of computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Company has diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;
(ii) has reviewed the possible contingent liabilities the Company may have to third parties as a result of non-compliant systems; and (iii) has examined the extent the Company depends on third parties whose systems may not be Year 2000 compliant. However, there may be untold numbers of unforseen circumstances or unknown factors which the Company has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Company's business operations and financial condition. Consequently, the Company can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Company's operations and financial results. In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Company's business operations. This discussion contains forward-looking statements regarding the Company's Year 2000 problems and their effect on the Company. In this regard, the Company is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liability in the event such statements are not proven accurate.

Employees

     At present, the Company has no employees, other than its officers and directors.

Legal  Proceedings

     There are no material legal proceedings to which the Company is a party or to which its property is subject, nor, to the best of the knowledge of management, are any material legal proceedings contemplated.

ITEM  2.    MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

     This Registration Statement contains forward-looking statements that involve risks and uncertainties. The statements contained in this Registration Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from oil and gas operations, which are subject to many risks. All forward- looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Registration Statement, before making a decision to invest in the common stock of the Company.

Overview

     Since its formation in December, 1997, the Company has been engaged in research and development activities relating to the acquisition of possible oil and gas producing properties. Currently, it has only an Option Agreement to acquire land containing 7 wells (5 producing and 2 non-producing).

     For a complete understanding of these activities, this Management's Discussion and Analysis should be read in conjunction with Part I. Item 1.
Description  of  Business  and Part F/S-Financial Statements to this Form 10-SB.

Results  of  Operations

     As of the date of this filing, the Company has yet to generate any revenues from business operations due to the preliminary nature of such operations and substantial expenditure in ongoing research and development efforts relating to its one property acquisition and other possible property acquisitions.
Consequently, the Company has been substantially dependent on sales of its equity securities to fund its cash requirements.

     The Company's net loss reflects the costs of its research activities relating to possible property acquisitions. The net loss was also impacted by the costs of raising capital required to support the Company's operations until sufficient revenues are achieved.

     Since inception, the Company has sold a total of 4,174,200 shares of its Common Stock in private placement transactions to unrelated third parties, raising a total of $82,800. All stock sales were made offshore to non-U.S. persons. The Company sold such securities in reliance upon exemptions from registration provided by Section 4(2) and/or 3(b) of the Securities Act of 1933, as amended, and/or Regulation D, Rule 504.

Selected  Financial  Data

     The following historical financial data for the period from inception to the year ended December 31, 1998 and at January 31, 1999 was derived from the historical financial statements of the Company that have been prepared by Andersen Andersen & Strong, L.C., independent Certified Public Accountants (the Financial Statements").

Balance Sheet Data:
-----------------------
                                                            1/31/99    12/31/98
            ----------                                  -----------

Cash and cash equivalents . . . . . .  $                     59,939   $  59,139
Other Assets-Mineral Lease. . . . . .                             1           1
            ----------                                  -----------
Total assets. . . . . . . . . . . . .  $                     59,940   $  59,140

Total Liabilities . . . . . . . . . .  $                        176   $     130

Shareholders' Equity. . . . . . . . .  $                     53,940   $  57,140

Statements of Operations Data:
-------------------------------------
Sales . . . . . . . . . . . . . . . .  $                          0   $       0

Expenses. . . . . . . . . . . . . . .  $                      5,246   $  31,038

Net Loss from operations. . . . . . .  $                     (5,246)  $ (31,038)

Net loss per common share . . . . . .  $                     (.0004)  $   (.003)
Weighted average common shares
outstanding . . . . . . . . . . . . .                13,054,200       12,300,000

Limited  Operating  History;  Accumulated  Deficit;  Need for Additional Capital

     There is limited historical financial information about the Company upon which to base an evaluation of the Company's performance or to make a decision regarding an investment in shares of the Company's Common Stock. Registrant has a accumulated deficit of ($36,284) through January 31, 1999. Registrant's cash and equivalents balance at January 31, 1999 was $53,939. The Company has not yet realized any revenues from business operations and has engaged in no active business operations. There can be no assurance the Company will be successful in its business operations or will achieve any significant revenues from its proposed operations. The Company's business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development of properties, possible cost overruns due to price and cost increases in raw products and exploration and/or development processes, uncertain marketability of any oil and gas recovered on its properties and the absence of an operating history. Therefore, there can be no assurance the Company's business or proposed ventures will be successful or that the Company will be able to achieve or maintain profitable operations. Further, there can be no assurance that the Company will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

     To become and remain profitable and competitive, the Company will likely be required to make significant investments in the exploration and development of its properties. The Company is seeking additional equity financing to provide for the capital required to commence and develop its proposed business operations.

     The timing and total amount of capital requirements cannot be predicted at this time. There can be no assurance that any financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, the Company may be unable to continue, develop or expand its business or develop new properties at the rate desired and its operating results may be adversely affected. Equity financing could result in substantial additional dilution to existing shareholders.

Liquidity  and  Capital  Resources

     As of the date of this Form 10-SB, the Company has yet to generate any revenues from its operations due to the preliminary nature of such operations, substantial ongoing research relating to possible property acquisition targets and expenditures to build the appropriate infrastructure to support expected future growth. Consequently, the Company has been substantially dependent on sales of its equity securities to fund its cash requirements.

     The Company is taking steps to raise additional equity capital; however, there can be no assurance that any new capital will be available to the Company or that adequate funds for operations, whether from future revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available as and when needed, or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may require the Company to delay or cut back some or all of its proposed business operations and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing shareholders.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

     The Company currently utilizes the offices of the President, Frank W. Donis, at 145 Tyee Road, Point Roberts, Washington, on a rent-free basis.

     On August 1, 1998, the Company entered into an Option Agreement to acquire an interest in an oil and gas property in Alberta, Canada from Donn Capital Corp., a privately-held company wholly owned by Frank W. Donis, President of the Company. Under the terms of the Option Agreement, the Company has an option to acquire a 2% interest in oil and gas leases covering approximately 12,000 acres, containing 5 producing and 2 non-producing wells in the Redwater area of Alberta, Canada. The Company paid a down payment of $1.00 and a payment of $20,000 U.S. is due and payable within one year from the date of the Option Agreement. In the event the Company does not pay the requisite $20,000 on or before August 1, 1999, the Option Agreement will be terminated and the Company will own no further interest in the property, or have any liability with respect thereto. Either party may rescind the Option Agreement on 90 days' written notice.

ITEM  4.    SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND MANAGEMENT

Principal  Shareholders

     The following table sets forth certain information regarding the Company's Common Stock, par value $.001 ("Common Stock") beneficially owned as of January 31, 1999 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock;
(ii) each of the Company's directors; (iii) each named executive officer (as defined in Item 402(a)(2) of Regulation S-B); and (iv) all executive officers and directors as a group. At January 31, 1999, there were 13,054,200 shares of Common Stock outstanding.

                                         Amount and
                -  Name                  Nature of
Title of            of                   Beneficial              Percent of
Class               Beneficial           Ownership(2)          Ownership (2)
                   Owner(1)
Common Stock. . Frank W. Donis            7,005,000 (i) (ii)     53.7 %
                413 Tsawwassen
                Beach Road
                Delta, B.C.,
                Canada, V4M 2J2

Common Stock. . Marilyn J. Rafter           255,000 (i)(ii)        2%
                5268 IA Avenue
                Delta, B.C.,
                Canada, V4M 1 C 1

Common Stock. . Gene Wilson                500,000 (i)            3.8 %
                811 Four Hills Rd. S.E.
                Albuquerque, N.M. 87123

All Officers and
Directors as a Group                      7,750,000               59.5%

(i) Each person named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his/her direct and indirect holdings in the Company. These persons are the only "promoters" of the Company.

(ii) Frank Donis and Marilyn Rafter's spouses each own 5,000 shares of the Company's Common Stock included in these shares.

ITEM  5.    DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     Each director of the Company is elected by the stockholders to a term of one (1) year and serves until his or her successor is elected and qualified. Each officer of the Company is elected by the Board of Directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board of Directors has no nominating, auditing or compensation committees.
     The names, addresses, ages and positions of the present officers and directors of the Company are set forth below:

Name and Address. . . . .         Age           Position(s)
---------------------              ----             ------------
Frank W. Donis. . . . . .            55          President and Director
413 Tsawwassen Beach Road
Delta, British Columbia
Canada, V4M 2J2

Marilyn Rafter. . . . . .            47          Secretary, Treasurer
5268 IA Avenue. . . . . .                        and Director
Delta, British Columbia
Canada, V4M ICI

Gene D. Wilson. . . . . .            70           Director
8 10 Four Hills Road
Albuquerque, NW
USA, 8712-3

     Frank W. Donis has been the President and a Director of the Company since inception. Since September 1980, he has also been the President of Epic Oil and Gas Ltd., a publicly-traded Canadian corporation engaged in oil and gas exploration. Since June 1968, he has also been a self-employed Dentist. He graduated from the University of Alberta in 1968 with a Degree in Dentistry. Mr. Donis devotes his time as required to the business of the Company.

     Marilyn Rafter has been the Secretary, Treasurer and a Director of the Company since inception. Since April 1995, she has also been the Manager of A.D. Garnet Investments, Ltd., a privately-held Canadian corporation, engaged in the business of real estate development and management. From October 1991 to August 1993, she was a Consultant for ExperDent Consulting, Inc., a Canadian corporation engaged in the business dental consulting. From 1993 to 1995, she was unemployed. Ms. Rafter devotes her time as required to the business of the Company.

     Gene Wilson has been a Director of the Company since inception. Since 1960, he has also been a self-employed Consulting Geologist. He graduated from Marshall University in Huntington, W. Virginia, in 1950 with a Degree in Geology and from the University of Illinois in 1954 with a Masters Degree in Geology. Mr. Wilson devotes his time as required to the business of the Company.

     Each of the persons named above has held his/her office/position since inception of the Company and is expected to hold said office/position until the next annual meeting of stockholders.

ITEM  6.    EXECUTIVE  COMPENSATION

     None of the Company's officers and directors are currently compensated for their services as the Company is only in the development stage and has not yet fully commenced business operations. However, the officers and directors are reimbursed for any expenses they incur on behalf of the Company.

Employment  Agreements

     None of the Company's officers or directors are currently party to employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of the Company.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     On January 5, 1998 , Frank Donis and Marilyn Rafter, officers and director of the Company, purchased a total of 7,250,000 shares of Common Stock, at a price of $.001 per share, for a total consideration of $7,250.

     On February 23, 1998, the Company sold 500,000 shares of Common Stock to Gene Wilson, a director of the Company, at a price of $.01 per share for a total consideration of $5,000.

     On August 1, 1998, the Company entered into an Option Agreement to acquire an interest in an oil and gas property in Alberta, Canada from Donn Capital Corp., a privately-held company wholly owned by Frank W. Donis, President of the Company. Under the terms of the Option Agreement, the Company has an option to acquire a 2% interest in oil and gas leases covering approximately 12,000 acres, containing 5 producing and 2 non-producing wells in the Redwater area of Alberta, Canada. The Company paid a down payment of $1.00 and a payment of $20,000 U.S. is due and payable within one year from the date of the Option Agreement. In the event the Company does not pay the requisite $20,000 on or before August 1, 1999, the Option Agreement will be terminated and the Company will own no further interest in the property, or have any liability with respect thereto. Either party may rescind the Option Agreement on 90 days' written notice.


ITEM  8.   DESCRIPTION  OF  SECURITIES

Common  Stock

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative  Voting

     The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The officers and directors of the Company beneficially own, directly or indirectly, approximately 58% of the total issued and outstanding shares.

                         PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The  Company's  Common  Stock  is  not  currently  listed  or  trading.

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the development and expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. The Company's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's securities, and may adversely affect the ability of holders of the Company's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.

Reports

     The Company will furnish annual financial reports to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports.

Stock  Transfer  Agent

     The Company's stock transfer agent for its securities is Nevada Agency & Trust Company, Suite 880, 50 West Liberty Street, Reno, Nevada 89501.

ITEM  2.  LEGAL  PROCEEDINGS.

     The Company is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     Since the Company's inception, there have been no disagreements with Andersen Andersen & Strong, L.C., Independent Certified Public Accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     On January 5, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, Frank Donis and Marilyn Rafter, officers and directors of the Company, purchased a total of 7,250,000 shares of restricted Common Stock, at a price of $.001 per share.

     On February 23, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, the Company sold 500,000 shares of restricted Common Stock to Gene Wilson, a director of the Company, at a price of $.01 per share.

     On January 5, 1998, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 100,000 shares of Common Stock to Michelle Koot, an unrelated third party, at a price of $.001 per share.

     On December 9, 1997, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 1,000,000 shares of Common Stock of NNOD Investments Ltd., an unrelated third party, at a price of $.001 per share.

     On February 3, 1998, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 4,000,000 shares of Common Stock to four unrelated corporate entities, at a price of $.001 per share.

     On February 15, 1998, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 30,000 shares of Common Stock to unrelated third parties, at a price of $.01 per share, at a price of $.01 per share.

     On February 15, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, four (4) family members of the directors and officers of the Company purchased a total of 20,000 shares of Common Stock, at a price of $.01 per share

     Between February 27, 1998 and September 11, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, the Company sold a total of 144,200 shares of Common Stock to unrelated third parties, at a price of $.50 per share.

ITEM  5:  INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

Section  78.751  of  the  Nevada  General  Corporation Law, provides as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper under the circumstances. The determination must be made:

(a)  By  the  stockholders;

(b) By the board of Directors by majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of Directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any Director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                              PART  F/S
                FINANCIAL  STATEMENTS  AND  EXHIBITS

Audited financial statements of Registrant for the period from December 7, 1997 (date of incorporation) through the year ended December 31, 1998 and January 31, 1999, prepared by Andersen Andersen & Strong, L.C., Certified Public
Accountants, 941 East 3300 South, Suite 202, Salt Lake City, Utah 84106, immediately follow:

ANDERSEN  ANDERSEN  &  STRONG,  L.C.
Certified  Public  Accountants  and  Business  Consultants
Member  SEC  Practice  Section  of  the  AICPA
941  East  3300  South,  Suite  202
Salt  Lake  City,  Utah  84106
Telephone  801-486-0096
Fax  801-486-0098
E-mail  KAndcrscn  @mm.cmn

Board  of  Directors
Hadro  Resources,  Inc.
Point  Roberts,  Washington

    REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We have audited the accompanying balance sheets of Hadro Resources, Inc. (a development stage company) at January 31, 1999, and December 31, 1998 the statement of operations, stockholders, equity, and cash flows for the one month ended January 31, 1999 and the year ended December, 31, 1998 and the period from December 3, 1997 ((late of inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether The financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadro Resources, Inc. at January 31, 1999, and December 31, 1998 and the results of operations, and cash flows for the one month ended January 31, 1999 and the year ended December 31, 1998 and the period from December 3, 1997 (date of inception) to January 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt  Lake  City,  Utah
Andersen Andersen  &  Strong
February  10,  1999

                                                  HADRO  RESOURCES,  INC.
                                               (A  Development  Stage  Company)
                                                         BALANCE  SHEET
                                         January  31, 1999 and December 31, 1998


                                            1/31/99       112/31/98
ASSETS                                    ---------    ------------

CURRENT ASSETS. . . . . . . . . . . .  $     53,939   $      59,139
                      -----------        ----------
Total Current Assets. . . . . . . . .  $     53,939   $      59,139


OTHER ASSETS

Mineral Lease - Note 3. . . . . . . .  $          1   $           1

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable -
related parties . . . . . . . . . . .  $        152   $         115
Accounts payable. . . . . . . . . . .            24              15
                      -----------       -----------
Total Current Liabilities . . . . . .  $        176   $         130


STOCKHOLDERS' EQUITY

Common Stock
100,000,000 shares authorized, at
 .001 par value; 13,054,200 shares
issued and outstanding. . . . . . . .  $     13,054   $      13,054

Capital in excess of par value. . . .        76,994          76,994

Deficit accumulated during the
development stage . . . . . . . . . .       (36,284)        (31,038)
                      -----------       -----------
Total Stockholders' Equity. . . . . .  $     53,764   $      57,010

The  accompanying  notes  are  an  integral  part of these financial statements.

                                         STATEMENT  OF  OPERATIONS
   For the One Month Ended January 31, 1999; the Year Ended December 31,1998
and  the  Period  from  December  3,  1997  (Date  of  Inception)  to
January  31,  1999


                                 Jan 31          Dec 31                 Dec 3, 1997
                                  1999            1998                to Jan 31. 1999
                                  --------       ---------          -------------------

SALES . . . . . . . . . . . . .  $           -   $                  -   $              -

EXPENSES. . . . . . . . . . . .  $       5,246   $             31,038   $         36,284
                    -----------   ------------          -------------
NET LOSS. . . . . . . . . . . .  $      (5,246)  $            (31,038)  $        (36,284)

NET LOSS PER COMMON SHARE
Basic . . . . . . . . . . . . .  $           -   $              (.003)                 -

AVERAGE OUTSTANDING SHARES
Basic . . . . . . . . . . . . .     13,054,200             12,300,000                  -


The  accompanying  notes  are  an  integral  part  of  these  financial  statements.

              STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
For  the  Period  from  December 3, 1997 (Date of Inception) to January 31, 1999

                          Capital in
                          Common Stock  Excess of   Accumulated
                          Shares        Amount      Par Value      Deficit

Balance -
December 3, 1997
(date of inception). . .             -           -  $          -          -

Issuance of common
stock for cash
at $.001 February
through July 1998. . . .    12,350,000  $   12,350  $          -          -

Issuance of common
stock for cash  at $.01
July 1998. . . . . . . .       560,000  $      560  $     5,040-          -

Issuance of common
stock for cash at $.50
July 1998. . . . . . . .       114,000  $      114  $     56,886          -

Issuance of common
stock for cash at $.50
August 1998. . . . . . .        30,200  $       30  $     15,068          -

Net operating loss for
The year ended
December 31, 1998. . . .     3,054,200  $   13,054  $     76,994   $(31,038)

Net operating loss for
the one month
ended January 31, 1999 .             -           -  $     (5,246)

Balance
January 31, 1999 . . . .    13,054,200  $   13,054  $     76,994   $(36.284)

The  accompanying  notes  are  an  integral  part of these financial statements.



                                       STATEMENT OF CASH FLOWS
      For the One Month Ended January 31, 1999 and the Year Ended December 31, 1998
      and the Period from December 3, 1997 (Date of Inception) to January 31, 1999

                                                                    Jan 31

CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . $        (5,246)

Adjustments to reconcile net loss to
net cash provided by operating
activities:

Changes in accounts payable . .. . . . . . . . . . . . . .  $            46
                                                               ------------

Net (decrease) in Cash Froth Operations  . . . . . . . . .  $        (5,200)


CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of mineral lease . . . . . . .  . . . . . . . . .  $
                                                                -----------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common stock.  . . . . . . . . .  $             -
                                                             --------------
Net Increase (Decrease) in Cash .. . . . . . . . . . . . .  $        (5,200)

Cash at Beginning of Period . . .. . . . . . . . . . . . .  $        59,139
                                                              ------------
Cash at End of Period . .  . . . . . . . . . . . . . . . .  $        59,939

                                 STATEMENT OF CASH FLOWS
  For the One Month Ended January 31, 1999 and the Year Ended December 31, 1998
and the Period from December 3, 1997 (Date of Inception) to January 31, 1999

                                           Jan 31         Dec 31        Dec 3, 1997
                                           1999           1998        To Jan. 31, 1999
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss. . . . . . . . . . . . . . . . . $ (5,246). . . $(31,038)  $    (36,284)

Adjustments to reconcile net loss to
net cash provided by operating
activities:

Changes in accounts payable  . . . . . .  $      46           128   $        174


Net (decrease) in Cash Froth Operations . $ (5,200).      $(30,910) $    (36,110)


CASH FLOWS FROM INVESTING
ACTIVITIES

Option to Purchase mineral lease                -         $    (1)  $         (1)

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common stock. . . . . .-        $  90,050  $     90,050

Net Increase (Decrease) in Cash . . . . . .$ (5,200)      $  59,139   $    53,939

Cash at Beginning of Period                $ 59,139       $       -   $          -

Cash at End of Period . . . . . . . . . . .$ 59,939       $  59,139   $     53,939

The  accompanying  notes  are  an  integral  part of these financial statements.

NOTES  TO  FINANCIAL  STATEMENTS

1.  ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on December 3, 1997 with authorized common stock of 100,000,000 shares at $0.001 par value with the name "Hadrosaurus Resources, Inc". On January 12, 1998 the name was changed to Hadro Resources Inc. The Company was organized for the purpose of acquiring and developing mineral properties. The Company is in the development stage.

Since its inception the Company has completed a Regulation D offering of 4,174,200 shares of its capital stock for cash.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes

At December 31, 1998, the Company had a net operating loss carry forward of $31,038. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful, since the Company has no operations on which to project future net profits.

Earnings  (Loss)  Per  Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

Cash  and  Cash  Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase of less than three months, to be cash equivalents.


Foreign  Currency  Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization  of  Capitalized  Mining  Claim  Costs

The Company will use the successful efforts method to amortize the capitalized costs of any oil and gas claims it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Financial  Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates  and  Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  PURCHASE  OF  MINERAL  LEASE

On August 1, 1998 the Company entered into an Option Agreement to purchase a 2% interest in an oil and gas lease located in the Redwater area of Alberta, Canada, from a related party.

The terms of the agreement include an advance payment of $1.00 and a payment of $20,000 within one year. The title will be transferred to the Company on the date of the payment.

The Option Agreement can be rescinded by either party with a 90-day written notice.

4.  RELATED  PARTY  TRANSACTIONS

Related  parties  have  acquired  58%  of  the  common  stock  issued.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5.  GOING  CONCERN

Management is currently seeking oil and gas leases which it believes can be profitable. To be successful in this effort the Company will need additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

6.  CONTINGENT  AND  CONTINUING  LIABILITIES

See  Note  3  for  a  payment  due  on  the  purchase  of  a  mineral  lease.


                          PART  III

ITEM 1.   INDEX TO EXHIBITS

Exhibit No.        Description of Document

  2                Articles of Incorporation, Amendments
                     and Bylaws

  6                Option Agreement between the
                     Company and Donn Capital Corp.

                                                     SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HADRO  RESOURCES,  INC.

Date: March 15, 1999              By:  /s/  Frank  W. Donis, Chief Executive
                                            Officer
Date: March 15, 1999              By: /s/  Marilyn Rafter, Director